EXHIBIT 99.2
LETTER TO PARTICIPANTS
OF THE
AMENDED AND RESTATED STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
Dear Plan Participant:
     The purpose of this letter is to inform you of certain changes that have been made to our Amended and Restated Stock Purchase and Dividend Reinvestment Plan. These changes, which will be described below, have been made in response to the issuance of new cost basis reporting regulations by the Internal Revenue Service on October 12, 2010. As a result of the changes, all cash dividends on shares of common stock that are subject to the Plan will be fully reinvested in shares of our common stock.
     This Plan still offers our shareholders the opportunity to purchase shares of Old National Bancorp common stock with automatically reinvested dividends in a convenient and cost-effective manner. In addition to using cash dividends to acquire stock, the Plan allows you and other investors to make additional cash purchases of Old National Bancorp common stock, in some instances without paying brokerage commissions.
     The prospectus supplement and the prospectus may be downloaded from our website by clicking on the Investor Relations link at http://www.oldnational.com.
     Continued participation in the Plan is entirely voluntary, and you may terminate your participation at any time.
     If all of the cash dividends on your shares of common stock that are subject to the Plan are currently being fully reinvested in shares of our common stock, you need do nothing. Any shares of stock held in an account under the Plan as of December 31, 2010, that are not subject to full reinvestment of the cash dividends on such shares will be removed from the Plan and be registered in your name under the DRS. DRS is book-entry ownership of shares outside of an approved plan.
     If you have any questions about the Plan, please call the Plan Administrator at (800) 677-1749. You may also write to the Plan Administrator at: Old National Bancorp, Shareholder Services, 1 Main Street — Fifth Floor, Evansville, Indiana 47708.
     Thank you for continued interest in and support of Old National Bancorp.

Sincerely,
/s/ Robert G. Jones
President and Chief Executive Officer